1 VEON STRONG PERFORMANCE ACROSS THE GROUP 1Q21 RESULTS 29 April 2021

AGENDA

VEON

1. OPENING	Nik Kershaw
2. 1Q21 HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu Sergi Herrero
3. 1Q21 FINANCIAL RESULTS	Serkan Okandan
4. 2021 PRIORITIES	Kaan Terzioğlu

2

3 DISCLAIMER This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2021, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. PRESENTATION OF THE FINANCIAL RESULTS: All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA Margin, Operational Capex, net debt, equity free cash flow, local currency growth) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Reported growth is growth in Group’s reporting currency – USD. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

AGENDA

VEON

1. OPENING	Nik Kershaw
2. 1Q21 HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu Sergi Herrero
3. 1Q21 FINANCIAL RESULTS	Serkan Okandan
4. 2021 PRIORITIES	Kaan Terzioğlu

4

5 1Q21 HIGHLIGHTS Strong start to the year Revenue and EBITDA growth in local currency… Revenue $1,989mn (-5.1% reported YoY) +4.3% YoY in local currency EBITDA $875mn (-4.9% reported YoY) +4.4% YoY in local currency Operational Capex $425mn (+15.4% reported YoY) 24.7% Capex Intensity …supported by operational achievements Total mobile customer 213mn +3.6mn YoY 4G penetration 41% +10p.p. 4G users 87mn +21mn YoY Digital customers MAU 23mn 83% YoY

INFRASTRUCTURE Local dedicated business units to re-shape tower value proposition 60 60 60 Actively working on evaluation and execution of strategic alternatives for our tower infrastructure assets: from improving efficiency of operation to monetization 10.2K TOWERS RUSSIA PAKISTAN UKRAINE BANGLADESH - legal entities already in place 6 15.1K TOWERS 6.9K TOWERS 5.6K TOWERS • More than 50,000 towers, covering 680+ million people, representing 9% of the world's population • Leading footprint in some of the most vastly populated countries: vibrant underlying demographic and economic dynamics • Limited presence of large independent towercos • Significant future opportunities for network expansion and densification, particularly with 5G roll-out in the medium-term

7 RUSSIA After six quarters of work, revenue growth restored RUSSIA MOBILE CUSTOMERS AND 4G USERS TRENDS (million) • In Russia in particular, there was a significant step-up in network investment, which has supported the turnaround in the business • New management team has ensured we moved at pace to improve the overall customer experience and execute on the network enhancement • Strong execution in Russia resulting in 1Q21 total revenue back to year-on-year growth Note: February YoY performances in 2020 and 2021 have been adjusted to reflect normalized growth trend (29 days in 2020 vs. 28 days in 2021 and in 2019) • COVID-19 pandemic, first restrictions introduced in late 1Q20, followed by shops closure in 2Q20, resulting in limited sales during this period • Due to ongoing restrictions low incoming migrant workforce from CIS countries and very low base of roaming customers total subscriber base is stable • The 4G subscriber base continues to track higher as 4G penetration increases within the existing subs base Ja n -2 0 F e b -2 0 M a r- 2 0 A p r- 2 0 M a y -2 0 Ju n -2 0 Ju l- 2 0 A u g -2 0 S e p -2 0 O c t- 2 0 N o v -2 0 D e c -2 0 Ja n -2 1 F e b -2 1 M a r- 2 1 Russia Group TOTAL REVENUE YOY PERFORMANCE LOCAL CURRENCY (%) 18 20 22 24 44 48 52 56 Ja n -2 0 F e b -2 0 M a r- 2 0 A p r- 2 0 M a y -2 0 Ju n -2 0 Ju l- 2 0 A u g -2 0 S e p -2 0 O c t- 2 0 N o v -2 0 D e c -2 0 Ja n -2 1 F e b -2 1 M a r- 2 1 Total Mobile Customers (LHS) 4G Users (RHS)

8 IMPROVED NETWORK EXPERIENCE IMPROVED CUSTOMER METRICSFOCUS ON LOYALTY IN PROMOTIONS 12.7% 13.8% 9.5% 10.6% 10.0% 1Q20 2Q20 3Q20 4Q20 1Q21 RUSSIA Solid execution on all fronts Churn rate improvements (quarterly %) -2.7p.p. YoY After prioritizing wider main cities, 2021 network investment continues with capex intensity of 28% in 1Q21: • +25% YoY 4G base stations; • Consistent coverage in all cities with 100K+ population • Improving quality in large urban areas • Moscow region coverage including roads and villages 1Q21: • Friends & family offers show double-digit growth • “Z” offer added new digital features, fully managed though app • Loyalty campaigns to support MyBeeline app adoption 1Q21: • Self-care app: 8.5mn active users, +12% YoY • Beeline TV: 2.9mn MAU, +28% YoY Ja n -2 0 F e b -2 0 M a r- 2 0 A p r- 2 0 M a y- 2 0 Ju n -2 0 Ju l- 2 0 A u g -2 0 S e p -2 0 O ct -2 0 N o v- 2 0 D e c- 2 0 Ja n -2 1 F e b -2 1 M a r- 2 1 Mobile Number Portability turned positiveLeading 4G coverage in Moscow and Saint-Petersburg subways

9 RUSSIA 4G Country-wide upgrade plan continues to bear fruit, enabling multiplay 67.5 65.5 69.6 71.9 68.4 1Q20 2Q20 3Q20 4Q20 1Q21 +1.4% YoY 28.2 25.7 27.7 26.2 26.8 1Q20 2Q20 3Q20 4Q20 1Q21 -4.8% YoY REVENUE (RUB Billion) EBITDA (RUB Billion) 4G USERS AND PENETRATION (Million and %) 20.7 20.1 21.7 22.6 23.1 41% 42% 46% 48% 49% 1Q20 2Q20 3Q20 4Q20 1Q21 CUSTOMER BEHAVIOR ARPU Churn Data Usage 4G DOUBLE PLAY MULTIPLAY • Quarterly revenue back to YoY growth supported by: • 4G adoption approaching 50% of total base and higher device sales • B2B revenue growth of 11% YoY, including Big Data growth of 156% • Fixed-line revenue growth of 8% YoY • Improving YoY revenue trends despite the loss in roaming, lower incoming migrant workforce and stricter content policy implemented by the Company. • EBITDA impacted by higher network operating costs as a result of accelerated investment and by higher interconnect expenses 2.0x higher 2.9x higher 2.4x less 2.9x less 2.5x higher 3.0x higher Notes: 4G penetration - % of Active 4G data users in total 3 months active customer base (excluding M2M) 4G Double Play and Multiplay ARPU, churn and data usage comparisons are based on one-month active subscribers

10 KAZAKHSTAN Record levels of 4G penetration key driver of performance 46.0 46.4 50.9 54.5 53.7 1Q20 2Q20 3Q20 4Q20 1Q21 +16.9% YoY 24.6 25.3 26.9 32.5 27.7 1Q20 2Q20 3Q20 4Q20 1Q21 +12.4% YoY REVENUE (KZT Billion) EBITDA (KZT Billion) 4G USERS AND PENETRATION (Million and %) 4.2 4.2 4.8 5.2 5.3 44% 44% 50% 54% 56% 1Q20 2Q20 3Q20 4Q20 1Q21 ARPU Churn Data Usage 4G DOUBLE PLAY MULTIPLAY • Data revenue 56% of mobile service revenue (+7.4pp YoY) supporting B2C growth • Growth of fixed-line revenue by +29% YoY and B2B revenue growth of 27% YoY • Self-care app users reached 2.2 mn (+106% YoY) • Beeline TV users up +73% YoY, reaching 386,000 SVOD subscribers • Continuing growth in Izi by +362% YoY in MAU, reaching 54,000 subscribers • Successful execution on device strategy supported by Big Data analytics 5.2x higher 6.3x higher 8.3x less 7.5x less 1.8x higher 2.6x higher Note: 4G Double Play and Multiplay ARPU, churn and data usage comparisons are based on one-month active subscribers CUSTOMER BEHAVIOR

11 UKRAINE Growing 4G penetration supporting strong revenue and EBITDA trends 6.0 6.0 6.5 6.7 6.8 1Q20 2Q20 3Q20 4Q20 1Q21 +15.0% YoY 4.0 4.1 4.4 4.5 4.7 1Q20 2Q20 3Q20 4Q20 1Q21 +15.3% YoY REVENUE (UAH Billion) EBITDA (UAH Billion) 4G USERS AND PENETRATION (Million and %) 7.8 7.8 8.8 9.3 9.7 30% 31% 34% 36% 38% 1Q20 2Q20 3Q20 4Q20 1Q21 ARPU Churn Data Usage 4G DOUBLE PLAY MULTIPLAY • Strong 4G adoption driving ARPU expansion • Data revenue growth of 28% YoY • Positive revenue performance in B2B supported by growing penetration of multi-service agreements; Big Data revenue more than doubled YoY • Fixed-line revenue growth of 17% YoY • My Kyivstar app MAU reached 2.7mn (up 76% YoY) • Strong uptake in new digital services: Football TV is up 40%, KS TV app users are 414,342 • Taken together, very remarkable results from core business and encouraging contribution from new revenue streams 2.9x higher 3.9x higher 5.5x less 7.3x less 2.4x higher 5.2x higher Note: 4G Double Play and Multiplay ARPU, churn and data usage comparisons are based on one-month active subscribers CUSTOMER BEHAVIOR

12 PAKISTAN Healthy growth across all metrics 49.3 47.1 50.7 52.3 55.0 1Q20 2Q20 3Q20 4Q20 1Q21 +11.7% YoY 22.9 21.7 31.4 23.2 24.7 1Q20 2Q20 3Q20 4Q20 1Q21 +8.1% YoY REVENUE (PKR Billion) EBITDA1 (PKR Billion) 4G USERS AND PENETRATION (Million and %) 17.7 19.1 22.2 25.0 28.7 29% 30% 35% 38% 41% 1Q20 2Q20 3Q20 4Q20 1Q21 ARPU Churn Data Usage 4G DOUBLE PLAY MULTIPLAY • Mobile subscribers of 69.2 million, +11.7% YoY • Acceleration in 4G net additions with 3.7 million new users in 1Q21 supporting long-term growth ambitions • Driving customer engagement through expanding self-care channels, over 8.5 million users, +66% YoY • EBITDA impacted by JazzCash investments, adjusted for this Jazz EBITDA up 12.8% YoY • Regulatory engagement on license renewal and tax matters continues 2.2x higher 3.1x higher 1.2x less 3.3x less 2.9x higher 4.2x higher 1. 3Q20 EBITDA was positively impacted by a reversal of a provision (PKR 8.6 billion) Note: 4G Double Play and Multiplay ARPU, churn and data usage comparisons are based on one-month active subscribers CUSTOMER BEHAVIOR

13 224M (+2% p.a.) 5th largest in the World 59% Literacy Rate 3.9% GDP growth proj. 2021-25 $23B Foreign Remittances 50M + Rising affluent middle class 20th largest economy by 2030 - PwC Emerging market status since 2017 - MSCI Top 11 fastest growing countries - Goldman Sachs Top 10 Improvers in Ease of doing business - World Bank 180M Mobile Subscribers 84% Penetration 98M Internet Users 45.6% Penetration 104B Hours Spent on Mobile Phones 40% YoY Growth 21% Adults Have Accounts with Financial Institutions 8% Adults Make Online Purchases / Pay Online Bills $0.8B-$1B Ecommerce Spend 64% < 30 years old PAKISTAN Jazz leads a high-growth strategic market with vast digital opportunities Sources: World Bank, IMF, Pakistan State Bank Report, Pakistan Bureau of Statistics, Hootsuite Digital 2021 – Pakistan, Company’s research

VEON VENTURES
1Q21 achievements

Financial Services

JazzCash

14.0mn
(+79% YoY)
Active Users

90k+ Active Merchants in 1Q21

701Bn PKR
Value Processed

11x increase in Merchants QR transactions between January and March to reach **PKR 5.48bn**

eCommerce

ShopUp

13-fold increase
in total revenues in 1Q21

+1,526%
B2B Commerce revenue increase in 1Q21

$2M
of monthly digital credit disbursements through 1Q21

Entertainment

Toffee TV

3.3mn
MAU, **524%** YoY Growth

1.2bn mins watched in Q1, **71% growth** from Q4, 2020

Beeline TV

2.9mn
MAU

+28%
1Q21 YoY

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15 1. Data revenue YoY growth refers to local currency growth UZBEKISTAN • 60.0% 4G population coverage • 19.5% YoY increase in 4G users • 62.0% YoY increase in data usage • 1.1% YoY increase in data revenue1 ALGERIA • 61.0% 4G population coverage • 18.3% YoY increase in 4G users • 17.9% YoY increase in data usage • 4.0% YoY increase in data revenue1 BANGLADESH • 67.3% 4G population coverage • 67.2% YoY increase in 4G users • 44.9% YoY increase in data usage • 12.6% YoY increase in data revenue1 GEORGIA & KYRGYSTAN • 90.2% 4G population coverage • 7.3% YoY increase in 4G users • 35.1% YoY increase in data usage • 0.5% YoY increase in data revenue1 OTHER MARKETS Executing on 4G growth opportunities

AGENDA

VEON

1. OPENING	Nik Kershaw
2. 1Q21 HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu Sergi Herrero
3. 1Q21 FINANCIAL RESULTS	Serkan Okandan
4. 2021 PRIORITIES	Kaan Terzioğlu

16

17 Ukraine +15.0% Pakistan +11.7% Kazakhstan +16.9% Bangladesh -1.6% Algeria -5.1% Russia +1.4% Other Group YoY local currency growth 1Q21 REVENUE Continued growth in local currency • Russia is back to year-on-year growth in 1Q21 • Ukraine, Kazakhstan and Pakistan delivered double-digit growth, above inflation rates • Algeria results affected by overall market decline in ARPUs • Bangladesh results affected by strong price competition in the market -5.1% YoY reported TOTAL REVENUE $2.0bln -6.3% YoY reported SERVICE REVENUE $1.9bln +3.8% YoY reported DATA REVENUE $0.7bln +4.3% YoY local currency +2.9% YoY local currency 13.6% YoY local currency Uzbekistan -9.2% CONTRIBUTION TO YOY REVENUE GROWTH IN LOCAL CURRENCY IN 1Q21 +4.3%

18 1Q21 EBITDA AND NET INCOME Project Optimum: progress on cost efficiencies -4.9% YoY reported EBITDA $875mn +0.1p.p. YoY reported EBITDA MARGIN 44.0% +15.1% YoY reported NET INCOME $138mn 361 875 167 156 68 66 55 22 6 -26 Russia Ukraine Pakistan Algeria Kazakhstan Bangladesh Uzbekistan Other HQ and eliminations Group 39.2% 44.9%68.1% 51.5% 41.1% 49.5% EBITDA Margin 42.7% • 55% YoY reduction in HQ costs • 90% of OpCo costs are in local currency • Cost efficiency program called “Project Optimum” to cultivate a mindset of continuous efficiency building and improvement of actual costs: – Addressable costs of USD 2.5bn identified, which is 56% of total Opex (based on FY2020) – The program is part of OpCos short-term incentive scorecard 4.4% YoY local currency +0.1p.p. YoY local currency EBITDA IN 1Q21 (USD million)

19 OPERATIONAL CAPEX IN 1Q21 (USD million) 1Q21 OPERATIONAL CASH FLOW BUILD-UP Investment momentum continues +15.4% YoY reported OPERATIONAL CAPEX $425mn CAPEX INTENSITY 24.7% 199 425 92 39 33 26 21 12 2 1 Russia Pakistan Ukraine Algeria Bangladesh Kazakhstan Uzbekistan Other HQ and eliminations Group 24.6% YoY local currency OPERATIONAL CASH FLOWS (EBITDA LESS OPERATIONAL CAPEX) IN 1Q21 (USD million) 162 451 128 64 45 35 29 10 4 -26 Russia Algeria Ukraine Pakistan Bangladesh Kazakhstan Uzbekistan Other HQ and eliminations Group Note: Capex intensity is a ratio, which is calculated as last twelve months operational capex divided by last twelve months revenue last twelve months

1Q21 EQUITY FREE CASH FLOW AND NET DEBT

VEON

GROSS DEBT
$9.5bln
-0.7% QoQ reported

NET DEBT
$8.3bln
+4.2% QoQ reported

LEVERAGE
2.4X
stable QoQ

EQUITY FREE CASH FLOW GENERATION IN 1Q21
(USD million)



875
-509
-110
-94
-74
-39
1
50
-64
-14
EBITDA
Cash Capex (excl. license payments)
Lease payments (incl. interest and principal)
Net financial costs (excl. lease payments)
Net tax paid
Working capital and provisions movements
Other
Equity Free Cash Flow before license payments
License payments
Equity Free Cash Flow

- Acquisition of minority interest in Pakistan for USD 272.5 million recorded below EFCF in financing activities
- License payments totaling USD 59 million were made in Bangladesh and include the first (25%) installment of a new spectrum license costing USD 115 million, the remaining 75% of which will be paid in five annual installments
- USD 1.25bn VEON Group RCF – 10 international banks across Asia, US and Europe, facility 3+2 years
- Amendment and restatement of the RUB 30bn bilateral facility with Alfa Bank - added a RUB 15bn 5-year tranche
- Jazz signed a PKR 15bn syndicated facility and a PKR 5bn bilateral facility with 7-year tenor
- Kyivstar signed an uncommitted 3-year facility with Citi of UAH 1.35bn and upsized its facility with OTP Bank by UAH 250mn

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21 0.32 0.88 2.03 1.17 1.82 0.10 1.25 2021 2022 2023 2024 2025 2026 2027 55% 39% 6% 58%33% 6% 3% 51% 25% 5% 3% 3% 5% 4% 4% CASH CURRENCY MIX FINANCIAL RESULTS Group capital structure as at 31 March 2021 NET DEBT1 CURRENCY MIX (AFTER HEDGING2) DEBT MATURITY SCHEDULE1 GROSS DEBT1 CURRENCY MIX 1. Excluding IFRS 16 lease liabilities 2. For Q1 2021 the amount of USD debt swapped to RUB amounted to USD 300 million. USD BILLION USD 6.4bn USD 7.6bn USD 1.2bn TOTAL LIQUIDITY OF $2.5BN. 1Q21 COST OF DEBT 5.9%, LOWER THAN 1Q20 BY 0.9p.p. LEGEND: USD RUB PKR BDT UAH DZD EUR OTHER

22 FY 2021 OUTLOOK Strong start to the year Increased FY2021 guidance for revenue and EBITDA 1Q21 Actual Old FY 2021 Guidance1 New FY 2021 Guidance Total Revenue +4.3% YoY in local currency Low to mid-single- digit local currency growth in revenue and EBITDA Mid-single-digit local currency growth in revenue and EBITDA EBITDA +4.4% YoY in local currency Capex intensity 24.7% 22%-24% 22%-24% 1. communicated with Q4 2020 results on 18 February 2021

AGENDA

VEON

1. OPENING	Nik Kershaw
2. 1Q21 HIGHLIGHTS & BUSINESS UPDATE	Kaan Terzioğlu Sergi Herrero
3. 1Q21 FINANCIAL RESULTS	Serkan Okandan
4. 2021 PRIORITIES	Kaan Terzioğlu

23

FY 2021 PRIORITIES

Executing on our priorities

VEON

	Priority		Result
1	4G network rollout	✓	**41% 4G penetration, +10p.p. YoY**
2	Russia back to YoY growth	✓	**+1.4% YoY in revenue; +0.3% QoQ in customers**
3	Double-digit growth in Ukraine, Pakistan and Kazakhstan	✓	**+13.4% YoY in aggregate in local currency**
4	Build digital scale through targeted verticals	✓	**Doubled YoY in Entertainment and FinTech MAU and in Big Data revenue**
5	Optimize capital structure and streamline portfolio	✓	**VEON now fully own Pakistan assets**
6	Focus on cost efficiencies	✓	**Special program is set across 7 OpCos**
7	Tower business units, country by country to grow efficiencies, alliances and value	✓	**Portfolio is shaped in 4 markets**

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25 APPENDIX

26 1Q21 HIGHLIGHTS Performances across our markets REVENUE (USD) YoY In local currency EBITDA (USD) YoY In local currency GROUP 1,989 4.3% 875 4.4% RUSSIA 920 1.4% 361 -4.8% PAKISTAN 347 11.7% 156 8.1% UKRAINE 245 15.0% 167 15.3% ALGERIA 159 -5.1% 68 -7.1% BANGLADESH 135 -1.6% 55 -6.2% KAZAKHSTAN 128 16.9% 66 12.4% UZBEKISTAN 45 -9.2% 22 -3.1% KYRGYZSTAN 10 -7.1% 3 -30.2% GEORGIA 8 -0.7% 3 -21.2% HQ & Eliminations -8 7.1% -26 54.8%

27 DEBT BY ENTITY1 1. Excluding lease liabilities 2. As of March 2021, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by USD 13 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 31 MARCH 2021 USD MILLION EQUIVALENT Outstanding debt Type of debt Entity Bonds Loans Cash-pool overdrafts 2 and other Total VEON Holdings B.V. 4,825 2,048 - 6,873 Pakistan Mobile Communications Limited - 446 - 446 Private Joint Stock Company Kyivstar - 148 - 148 Banglalink Digital Communications Ltd. - 75 - 75 Other 9 24 13 46 Total 4,834 2,741 13 7,588 Total excl. cash pool overdrafts 7,575

RECONCILIATION TABLES

extract from VEON Ltd.'s Earnings Release

VEON

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	1Q21	1Q20
Unaudited		
EBITDA	875	920
Depreciation	(416)	(416)
Amortization	(72)	(92)
Impairment loss	(6)	(0)
Loss on disposals of non-current assets	(4)	(6)
Operating profit	378	407
Financial Income and Expenses	(164)	(198)
- including finance income	2	9
- including finance costs	(166)	(207)
Net foreign exchange (loss)/gain and others	15	(13)
- including other non-operating (losses)/gains	5	15
- including net foreign exchange gain	10	(28)
Profit before tax	229	195
Income tax expense	(92)	(76)
Profit/(Loss) for the period	138	120
of which profit/(loss) attributable to non-controlling interest	12	12
of which profit/(loss) attributable to VEON shareholders	125	108

RECONCILIATION OF CAPEX

USD mln unaudited	1Q21	1Q20
Operational Capex	425	368
Additions of licenses	34	35
Difference in timing between accrual and payment for capital expenditures	114	46
Cash paid for purchase of property, plant and equipment and intangible assets	572	449

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	1Q21	1Q20	YoY
EBITDA	875	920	(4.9%)
Movements in Working Capital	(78)	(43)	84.2%
Movements in provisions	7	(30)	n.m.
Interest paid, incl.	(132)	(158)	(16.1%)
Interest paid	(96)	(121)	(20.8%)
Lease Liabilities - Interest Component	(37)	(37)	(0.6%)
Interest received	2	9	(75.7%)
Net Tax Paid	(74)	(72)	2.4%
Cash Flow from Operating Activities	597	626	(4.7%)
Purchase of property, plant and equipment and intangible assets, incl.	(572)	(449)	27.5%
Operational Capex	(425)	(368)	15.4%
Licenses payments	(64)	(50)	27.9%
Working capital part related to Capex excl licenses	(84)	(31)	171.8%
Inflows/(outflows) from deposits	2	(20)	n.m.
Receipts from / (investment in) financial assets	(12)	(29)	(57.1%)
Other proceeds from investing activities, net	2	3	(17.6%)
Cash Flow from Investing Activities	(580)	(495)	17.3%
Lease Payments - Principal amount	(73)	(77)	(5.0%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	11	49	(78.3%)
Excl. balances movements in Pakistan banking	32	6	n.m.
Equity Free Cash Flow after licenses and lease payments	(14)	109	n.m.

28

29 RECONCILIATION TABLES extract from VEON Ltd.’s Earnings Release RECONCILIATION OF VEON CONSOLIDATED NET DEBT RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES Local currency Forex and Other Reported Local currency Forex and Other Reported Russia 1.4% (11.2%) (9.8%) (4.8%) (10.8%) (15.6%) Pakistan 11.7% (1.9%) 9.8% 8.1% (1.8%) 6.2% Ukraine 15.0% (12.0%) 3.0% 15.3% (11.9%) 3.4% Algeria (5.1%) (8.9%) (14.0%) (7.1%) (8.7%) (15.9%) Bangladesh (1.6%) 0.2% (1.4%) (6.2%) 0.2% (5.9%) Kazakhstan 16.9% (8.2%) 8.7% 12.4% (7.8%) 4.6% Uzbekistan (9.2%) (8.4%) (17.6%) (3.1%) (9.0%) (12.1%) Total 4.3% (9.4%) (5.1%) 4.4% (9.3%) (4.9%) Total Revenue EBITDA 1Q21 compared to 1Q20 USD mln 31 March 2021 31 December 2020 30 September 2020 Net debt 8,325 7,987 7,557 Cash and cash equivalents 1,193 1,594 1,081 Long - term and short-term deposits 1 1 1 Gross debt 9,519 9,582 8,639 Interest accrued related to financial liabilities 108 92 105 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (17) (5) (7) Derivatives not designated as hedges 0 273 331 Derivatives designated as hedges 33 53 45 Other financial liabilities 44 60 57 Total financial liabilities 9,687 10,056 9,170

30 MAIN DEFINITIONS Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalised leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalised leases. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding balance movements in Pakistan banking, excluding M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, Operational Capex, net debt, equity free cash flow, local currency growth) are being defined and reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof.